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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               DRYCLEAN USA, Inc.
                      -------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.25
                     --------------------------------------
                         (Title of Class of Securities)

                                   262432-10-7
                                   -----------
                                 (CUSIP Number)

                                Lloyd Frank, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 22, 2004
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  262432-10-7                  13D                    Page 2 of 8 Pages
--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Alan I. Greenstein
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds:        PF

--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization             United States

--------------------------------------------------------------------------------
Number of         7.      Sole Voting Power             18,200
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power        4,520,954(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power     1,518,200
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power           0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,539,154
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        64.7%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

----------
(1) Includes 1,500,000 of the shares owned by the Reporting Person and 3,020,954 of the shares owned by others that are subject to a Stockholders Agreement with the Reporting Person concerning, among other things, voting for the election of directors, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares with shared voting power.

CUSIP No.  262432-10-7                  13D                    Page 3 of 8 Pages
--------------------------------------------------------------------------------

ITEM 1  SECURITY AND ISSUER

        This statement relates to the Common Stock, $.025 par value (the "Common Stock"), of DRYCLEAN USA, Inc. (the "Issuer" or the "Company"). The Issuer's executive offices are located at 290 N.E. 68 Street, Miami, Florida 33138.

ITEM 2  IDENTITY AND BACKGROUND

        (a) This statement is filed by Alan I. Greenstein (the "Reporting Person").

        (b) The address of the principal business office of the Reporting Person is c/o Steiner-Atlantic Corp., 290 N.E. 68 Street, Miami, Florida 33138.

        (c) The Reporting Person is Executive Vice President, Chief Operating Officer and a director of the Issuer, 290 N.E. 68 Street, Miami, Florida 33138, a supplier of dry cleaning equipment, industrial laundry equipment and steam boilers.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

        (f)    The Reporting Person is a citizen of the United States.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The shares of the  Issuer's  Common  Stock  purchased  by the  Reporting
Person prior to the date of this Statement were acquired for an aggregate purchase price of $2,211,753, consisting of $736,753 in cash from the personal funds of the Reporting Person and promissory notes in the aggregate principal amount of $1,475,000. Included in such shares is 750,000 shares purchased on July 22, 2004 from each of Michael S. Steiner, President, Chief Executive Officer and a director of the Issuer, and William K. Steiner, Chairman of the Board of Directors and a director of the Company for $1.45 per share or $1,087,500 ($2,175,000 in the aggregate), of which $350,000 was paid to each in cash, with the balance being evidenced by promissory notes, each in the principal amount of $737,500. Each promissory note is payable on July 22, 2005, bears interest at the rate of 2.5% per annum and is secured, pursuant to Security Agreements dated July 22, 2004, by the Common Stock acquired by the Reporting Person from the person to whom the promissory note was issued.

CUSIP No.  262432-10-7                  13D                    Page 4 of 8 Pages
--------------------------------------------------------------------------------

ITEM 4  PURPOSE OF TRANSACTION

        The purpose of the Reporting Person's acquisition of shares of Common Stock of the Issuer is for investment. As a result of the Stockholders Agreement described in Item 6 of this Schedule, the Reporting Person may be deemed to share control of the Issuer with Michael S. Steiner and William Steiner. Except as described in Item 6 of this Schedule, the Reporting Person does not have any present plans or proposals (although the right to develop such plans or proposals is reserved) that relate to or would result in: (a) the disposition of securities of the Issuer, (b) any change in the dividend policy of the Issuer,
(c) any other material change in the Issuer's current business or corporate structure, (d) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (e) a class of securities of the Issuer to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (f) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (g) any action similar to any of those enumerated above.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

The following information is as at July 22, 2004:

(a) (i) Amount Beneficially Owned: 4,539,154. Includes (a) 1,518,200 (21.6%) of the Issuer's outstanding shares of Common Stock owned by the Reporting Person and, (b) 1,510,577 (21.5%) of the Issuer's outstanding shares of Common Stock owned by each of Michael S. Steiner and William K. Steiner. As a result of the Stockholders Agreement described in Item 6 of this Schedule, the Reporting Person, Michael S. Steiner and William K. Steiner are deemed to be a "group," within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"), and, therefore, the Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all of the 4,520,954 Shares subject to the Stockholders Agreement, which represent 64.5% of the Issuer's 7,014,450 shares of Common Stock outstanding as of June 30, 2004, as well as 18,200 shares owned by the Reporting Person that are not subject to the Stockholders Agreement.

        (ii) Percent of Class: 64.7% based on 7,014,450 shares of the Issuer's Common Stock outstanding on June 30, 2004.

(b)     Number of shares to which such person has:

        (i)    sole power to vote or to direct the vote - 18,200

        (ii)   shared power to vote or to direct the vote - 4,520,954

        (iii)  sole power to dispose or to direct the disposition of - 1,518,200

        (iv)   shared power to dispose or to direct the disposition of - 0

CUSIP No.  262432-10-7                  13D                    Page 5 of 8 Pages
--------------------------------------------------------------------------------

(c) The following is a schedule of the transactions by the Reporting Person in the Issuer's Common Stock during the 60 days immediately preceding the filing of this Amendment:


        Date of                    Number of Shares
        -------                    ----------------
      Transaction            Acquired         Disposed of         Price     Nature of Transaction
      -----------            --------         -----------         -----     ---------------------
        07/22/04                 0              750,000           $1.45     Private Purchase From
                                                                            Michael S. Steiner

        07/22/04                 0              750,000           $1.45     Private Purchase From
                                                                            William K. Steiner

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e)     Not applicable.

ITEM 6 CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        On July 22, 2004, the Reporting Person purchased 750,000 shares of the Issuer's Common Stock from each of Michael S. Steiner and William K. Steiner for a purchase price of $1,087,500 payable to each Seller, consisting of $350,000 in cash and a $737,500 Promissory Note payable on July 22, 2005 secured by the shares sold.

        Contemporaneously therewith, the Reporting Person, Michael S. Steiner and William K. Steiner entered into a Stockholders Agreement pursuant to which Michael S. Steiner and William K. Steiner (together with any transferees to whom either of them transfers Shares, as defined below, to the extent of the Shares so transferred, collectively, the "Steiner Family Stockholders") and the Reporting Person (together with any transferee to whom he transfers Shares, to the extent of the Shares so transferred, collectively, the "Greenstein Stockholders") have agreed, except to the extent otherwise agreed from time to time by each of: (a) the holders of a majority of the Shares held by the Greenstein Stockholders and (b) the holders of a majority of the Shares held by the Steiner Family Stockholders, to vote the 1,510,477, 1,510,477 and 1,500,000 shares of the Issuer's Common Stock currently own of record by Michael S. Steiner, William K. Steiner and the Reporting Person, respectively (collectively the "Shares") to elect as directors of the Issuer (x) one designee as may be selected by the holders of a majority of the Shares held by the Greenstein Stockholders and (y) such other designees as may be selected by the holders of a majority of the Shares held by the Steiner Family Stockholders. Should any designee of the Greenstein Stockholders or the Steiner Family Stockholders resign, determine not to seek re-election to the Issuer's Board of Directors (the "Board"), be removed from office, die, become incapacitated or otherwise cease to serve on the Board, and should such designee not be replaced by the Board with the a designee recommended to the Board by the stockholder group who designated the director being replaced, or should such designee's term of office expire, the parties to the Stockholders Agreement agree to take all such action as may be permitted under the Issuer's Certificate of Incorporation

CUSIP No.  262432-10-7                  13D                    Page 6 of 8 Pages
--------------------------------------------------------------------------------

or By-laws and laws of its state of incorporation to promptly call a special or other meeting of stockholders of the Issuer and vote, or execute a written consent, to elect as the successor to such former director a person designated by the holders of a majority of the Shares held by the stockholder group whose designee is to be replaced. The Stockholders Agreement is to terminate on the earliest to occur of (i) the date agreed to in writing by the owners of record of a majority of the Shares and (ii) the liquidation of the Issuer or the Issuer's merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Board, following which transaction or series of transactions the stockholders of the Issuer immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.     Description
-----------     -----------

     1(a) Investment Letter, dated July 22, 2004, from the Reporting Person to Michael S. Steiner

     1(b) Promissory Note, dated July 22, 2004, from the Reporting Person in favor of Michael S. Steiner.

     1(c) Security Agreement, dated July 22, 2004, from the Reporting Person in favor of Michael S. Steiner.

     2(a) Investment Letter, dated July 22, 2004, from the Reporting Person to William K. Steiner

     2(b) Promissory Note, dated July 22, 2004, from the Reporting Person in favor of William K. Steiner.

     2(c) Security Agreement, dated July 22, 2004, from the Reporting Person in favor of William K. Steiner.

     3. Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and William K. Steiner
                (1)

----------
(1) Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.

CUSIP No.  262432-10-7                  13D                    Page 7 of 8 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2004


                                             /s/ Alan I. Greenstein
                                        ----------------------------------------
                                                 Alan I. Greenstein

CUSIP No.  262432-10-7                  13D                    Page 8 of 8 Pages
--------------------------------------------------------------------------------

Exhibit No.     Description
-----------     -----------

     1(a) Investment Letter, dated July 22, 2004, from the Reporting Person to Michael S. Steiner

     1(b) Promissory Note, dated July 22, 2004, from the Reporting Person in favor of Michael S. Steiner.

     1(c) Security Agreement, dated July 22, 2004, from the Reporting Person in favor of Michael S. Steiner.

     2(a) Investment Letter, dated July 22, 2004, from the Reporting Person to William K. Steiner

     2(b) Promissory Note, dated July 22, 2004, from the Reporting Person in favor of William K. Steiner.

     2(c) Security Agreement, dated July 22, 2004, from the Reporting Person in favor of William K. Steiner.

     3. Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and William K. Steiner
                (1)

----------
(1) Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.